SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section; and

-

Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6 to 8 hereof.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 7, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1202 (EUR 0.8927 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2019

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2019.

The group’s total assets increased by 6.9%, or EUR 33.3 billion, from EUR 485.8 billion as of December 31, 2018, to EUR 519.1 billion as of June 30, 2019. The group’s operating result before valuation and promotional activities amounted to EUR 843 million for the six months ended June 30, 2019, compared to EUR 739 million for the corresponding period in 2018. The main driver for the group’s operating result before valuation and promotional activities during the six months ended June 30, 2019, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions in an amount of EUR 10 million for the six months ended June 30, 2019, compared to income from risk provisions in an amount of EUR 2 million for the corresponding period in 2018;

•

Positive effects in an amount of EUR 53 million as market values of securities and equity investments increased in the six months ended June 30, 2019, compared to positive effects of EUR 138 million for the corresponding period in 2018;

•

Net income in an amount of EUR 99 million for the six months ended June 30, 2019, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net income in an amount of EUR 121 million for the corresponding period in 2018;(1) and

•

Expenses relating to promotional activities in an amount of EUR 86 million for the six months ended June 30, 2019, compared to expenses in an amount of EUR 123 million for the corresponding period in 2018.

The group’s consolidated profit for the six months ended June 30, 2019, amounted to EUR 904 million compared to EUR 822 million for the corresponding period in 2018.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2019, as compared to the corresponding period in 2018.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
SME Bank and Private Clients (Mittelstandsbank und Private Kunden)	17,768	23,078	-23
Customized Finance and Public Clients (Individualfinanzierung und Öffentliche Kunden)	2,975	3,991	-25
KfW Capital	77	58	33
Export and Project Finance (KfW IPEX-Bank)	9,964	6,663	50
Promotion of Developing Countries and Emerging Economies	2,092	1,569	33
of which KfW Entwicklungsbank	1,718	1,210	42
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	374	359	4
Financial Markets	772	731	6

Total Promotional Business Volume (1) (2)	33,602	36,090	-7

(1)

Total promotional business volume for the six months ended June 30, 2019, has been adjusted for commitments of EUR 45 million made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs, compared to no adjustments for the corresponding period in 2018.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute in 2019, commitments represent the actual amounts of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities has been changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume for the six months ended June 30, 2019, amounted to EUR 33.6 billion, compared to EUR 36.1 billion for the corresponding period in 2018. While commitments in KfW’s Export and Project Finance business sector increased significantly, this increase was offset by a substantial decrease in commitments in KfW’s domestic business sectors SME Bank and Private Clients and Customized Finance and Public Clients.

Commitments in the SME Bank and Private Clients business sector amounted to EUR 17.8 billion for the six months ended June 30, 2019, compared to EUR 23.1 billion for the corresponding period in 2018. This decrease was mainly attributable to lower commitments under KfW’s innovation financing programs, as well as lower commitments under its environmental investment programs, in particular under the program for energy-efficient construction and refurbishment. At the same time, KfW’s general investment programs experienced an increase in commitments.

Commitments in the business sector Customized Finance and Public Clients decreased to EUR 3 billion for the six months ended June 30, 2019, compared to EUR 4 billion for the corresponding period in 2018. This decrease was primarily driven by a decrease in global loans to selected financial institutions for the refinancing of leasing contracts and a decrease in commitments attributable to global funding facilities to Landesförderinstitute due to a statistical adjustment resulting from a change in the reporting from volume of funds committed to actual amounts disbursed.

Commitments in the business sector KfW Capital increased to EUR 77 million for the six months ended June 30, 2019, compared to EUR 58 million for the corresponding period in 2018. This increase was driven by an increase in commitments via the ERP Venture Capital Fund.

Commitments of KfW’s Export and Project Finance business sector for the six months ended June 30, 2019, amounted to EUR 10 billion, compared to EUR 6.7 billion for the corresponding period in 2018. This significant increase was mainly due to KfW IPEX-Bank’s higher commitments in various sectors, with the maritime industries sector being the strongest contributor.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector increased to EUR 2.1 billion for the six months ended June 30, 2019, compared to EUR 1.6 billion for the corresponding period in 2018. This increase was driven by overall higher commitments of KfW Entwicklungsbank.

Commitments in KfW’s Financial Markets business sector for the six months ended June 30, 2019, increased to EUR 772 million, compared to EUR 731 million for the corresponding period in 2018, due to an increase in commitments in the ABS portfolio which was slightly offset by a decrease in commitments in the ABCP portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the seven months ended July 31, 2019, totaled EUR 60.7 billion, of which 52.5% was raised in euro, 24.9% in U.S. dollar and the remainder in nine other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2019

(EUR in million)
Borrowings
Short-term funds	47,990
Bonds and other fixed-income securities	404,094
Other borrowings	19,294

Total borrowings	471,378

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,279
Fund for general banking risks	600
Revaluation reserve	-944
Total equity	30,873

Total capitalization	502,251

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2019, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of June 30, 2019, is not necessarily indicative of its capitalization to be recorded as of December 31, 2019.

The increase of EUR 558 million in total equity, which totaled EUR 30,873 million as of June 30, 2019, compared to EUR 30,315 million as of December 31, 2018, reflected:

(i)	KfW Group’s consolidated profit of EUR 904 million for the six months ended June 30, 2019;

(ii)	a decrease of EUR 350 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk; and

(iii)	an increase in retained earnings of EUR 4 million relating to a disposal of fair value liabilities, which resulted in a reclassification from revaluation reserves directly into retained earnings.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, became applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

As of June 30, 2019, KfW’s total capital ratio as well as its Tier 1 capital ratio according to Article 92 of the CRR amounted to 21.2% (not taking into account the interim profit of the first six months of 2019 according to Article 26(2) CRR). The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to December 31, 2018, when both ratios amounted to 20.1%, was mainly due to methodical adjustments of the evaluation procedure.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2018	0.4	2.1
2nd quarter 2018	0.5	2.0
3rd quarter 2018	-0.2	1.1
4th quarter 2018	0.0	0.6
1st quarter 2019	0.4	0.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

In the first quarter of 2019, Germany’s gross domestic product (“GDP”) increased by 0.4% compared to the fourth quarter of 2018 after price, seasonal and calendar adjustments.

Compared to the fourth quarter of 2018, positive contributions to growth came mainly from domestic demand in the first quarter of 2019. In the first quarter of 2019, gross fixed capital formation in machinery and equipment (+1.2%) and in construction (+1.9%) increased compared to the fourth quarter of 2018. While household final consumption expenditure increased (+1.2%) in the first quarter of 2019 compared to the fourth quarter of 2018, government final consumption expenditure decreased (-0.3%) in the same period. According to provisional calculations, exports of goods and services increased by 1.0% and imports increased by 0.7% in the first quarter of 2019 compared to the fourth quarter of 2018.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.7% in the first quarter of 2019 compared to the first quarter of 2018, following increases of 0.6% in the fourth quarter of 2018 and 1.1% in the third quarter of 2018, in each case compared to the corresponding periods in 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 1st quarter of 2019, press release of May 23, 2019 (https://www.destatis.de/EN/Press/2019/05/PE19_196_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
June 2018	0.1	1.9
July 2018	0.4	1.9
August 2018	0.1	1.9
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6

In June 2019, consumer prices in Germany increased by 1.6% compared to June 2018. Energy prices increased by 2.5% compared to June 2018. Excluding energy prices, the inflation rate in June 2019 compared to June 2018 would have been 1.6%. The increase in package holiday prices by 6.1% in June 2019 compared to June 2018 had a major effect on the June 2019 inflation rate.

Compared to June 2018, food prices increased in June 2019 by 1.2%. While a substantial year-on-year price increase was recorded in June 2019 compared to June 2018 for vegetables (+9.6%), fruit prices decreased markedly in the corresponding period (-6.1%). The price for edible fats and oils also decreased considerably by 9.3% in the corresponding period. The prices of goods overall increased by 1.5% in June 2019 compared to June 2018, in particular due to the increase in energy prices. In addition, considerable year-on-year price increases were also recorded in June 2019 compared to June 2018 for other goods such as newspapers and periodicals (+4.6%) and tobacco products (+3.4%). The prices of services overall increased by 1.9% in June 2019 compared to June 2018, with marked increases for package holidays (+6.1%), services of social facilities (+5.2%), maintenance and repair of vehicles (+4.7%) and rail tickets (+3.6%).

Compared to May 2019, the consumer price index increased by 0.3% in June 2019. While prices for package holidays increased significantly by 18.6% in June 2019 compared to May 2019, prices also increased for air tickets (+2.6%), rail tickets (+1.6%) and accommodation (+0.9%) in the corresponding period. Overall energy prices (-1.1%) and the price of clothing and footwear (-1.7%) decreased in June 2019 compared to May 2019.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in June 2019: +1.6% on June 2018, press release of July 11, 2019 (https://www.destatis.de/EN/Press/2019/07/PE19_264_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.4
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.1	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-13-ARIMA method.

Compared to June 2018, the number of employed persons increased in June 2019 by approximately 394,000 or 0.9%. Compared to May 2019, the number of employed persons increased in June 2019 by approximately 7,000 after adjustment for seasonal fluctuations.

In June 2019, the number of unemployed persons decreased by approximately 147,000 or 9.5% compared to June 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2019 stood at 1.34 million, which was a decrease of roughly 18,500 compared to May 2019.

Sources: Statistisches Bundesamt, June 2019: persons in employment up 0.9% year on year, press release of July 31, 2019 (https://www.destatis.de/EN/Press/2019/07/PE19_289_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Ergebnis 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to May 2019	January to May 2018
Trade in goods, including supplementary trade items	100.7	100.6
Services	-3.9	-3.5
Primary income	29.3	25.4
Secondary income	-19.7	-16.7

Current account	106.4	105.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in May 2019: +4.5% on May 2018, press release of July 8, 2019 (https://www.destatis.de/EN/Press/2019/07/PE19_259_51.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: August 8, 2019